Exhibit 99.1

4D PHARMA PLC

F-1

4D PHARMA PLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2021	December 31, 2020
	(As Restated – see Note 3)

ASSETS
Current assets:
Cash and cash equivalents	$28,632	$11,990
Research and development tax credits receivable	6,948	4,799
Prepayments and other current assets	5,418	4,055
Total current assets	40,998	20,844

Property and equipment, net	4,533	5,082
Right-of-use assets (operating leases)	1,026	1,129
Intangible assets, net	6,264	6,303
Goodwill	13,389	13,489
Deferred recapitalization costs	-	2,010
Research and development tax credits receivable, net	248	242
Total assets	$66,458	$49,099
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,544	$4,540
Accrued expenses and other current liabilities	5,740	2,557
Current portion of operating lease liabilities	102	94
Current portion of deferred revenues	1,141	1,318
Total current liabilities	9,527	8,509
Operating lease liabilities, net of current portion	983	1,092
Deferred revenues, net of current portion	180	306
Deferred tax	17	18
Derivative liabilities	15,876	-
Other liabilities	221	203
Total liabilities	26,804	10,128

Commitments and Contingencies (Note 11)

Stockholders’ equity:
Common Stock, $0.003 par value, 318,791,438 authorized; 180,300,967 and 131,467,935 shares outstanding at June 30, 2021 and December 31, 2020, respectively	646	479
Additional paid in capital	235,638	210,876
Accumulated other comprehensive loss	(23,466)	(24,149)
Accumulated deficit	(173,164)	(148,235)
Total stockholders’ equity	$39,654	$38,971
Total liabilities and stockholders’ equity	$66,458	$49,099

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

4D PHARMA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	For the Six Months Ended June 30,
	2021 (As Restated – see Note 3)	2020

Revenues	$321	$239
Operating expenses:
Research and development	11,131	13,493
General and administrative expenses	7,438	5,509
Foreign currency losses (gains)	660	(1,491)
Total operating expenses	19,229	17,511
Loss from operations	(18,908)	(17,272)
Other income (expense), net:
Interest income	3	6
Interest expense	(1)	(1)
Other income	2,162	2,502
Loss on issuance of securities in recapitalization transaction	(17,908)	-
Change in fair value of derivative liabilities	9,734	-
Total other income (expense), net	(6,010)	2,507
Net loss before income taxes	(24,918)	(14,765)
Income tax	(11)	-
Net loss	(24,929)	(14,765)
Other comprehensive income (loss):
Foreign currency translation adjustment	683	(2,081)
Comprehensive loss	$(24,246)	$(16,846)

Net loss per common share, basic and diluted	$(0.16)	$(0.15)
Weighted-average number of common shares used in computing basic and diluted net loss per common share	158,566,442	97,647,688

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

4D PHARMA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common stock		Additional Paid-In	Accumulated Other Comprehensive Loss (As Restated – see	Accumulated Deficit (As Restated – see	Total Stockholders’ Equity (As Restated – see
	Shares	Amount	Capital	Note 3)	Note 3)	Note 3)
Balance, January 1, 2021	131,467,935	$479	$210,876	$(24,149)	$(148,235)	$38,971
Common stock issued in recapitalization transaction	31,048,192	106	(106)	-	-	-
Issuance of common stock, net	17,685,012	61	24,739	-	-	24,800
Warrants exercised	31,859	-	44	-	-	44
Options exercised	67,969	-	-	-	-	-
Currency translation adjustment	-	-	-	683	-	683
Net loss	-	-	-	-	(24,929)	(24,929)
Share-based compensation	-	-	85	-	-	85
Balance, June 30, 2021	180,300,967	$646	$235,638	$(23,466)	$(173,164)	$39,654

	Common stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance, January 1, 2020	65,493,842	$266	$174,376	$(25,715)	$(117,740)	$31,187
Issuance of common stock, net	44,000,000	139	22,990	-	-	23,129
Issuance of warrants	-	-	3,270	-	-	3,270
Currency translation adjustment	-	-	-	(2,081)	-	(2,081)
Net loss	-	-	-	-	(14,765)	(14,765)
Share-based compensation	-	-	139	-	-	139
Balance, June 30, 2020	109,493,842	$405	$200,775	$(27,796)	$(132,505)	$40,879

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

4D PHARMA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share amounts)

	For the Six Months Ended June 30,
	2021 (As Restated – see Note 3)	2020

Cash Flows from Operating Activities:
Net loss	$(24,929)	$(14,765)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	727	784
Stock based compensation	85	139
Loss on issuance of securities in recapitalization transaction	17,908	-
Change in fair value of derivative liabilities	(9,734)	-
Other non-cash expenses	73	15
Changes in assets and liabilities:
Prepayments and other current assets	(1,331)	(1,685)
Research and development tax credits receivable	(2,116)	(2,392)
Accounts payable	(2,052)	2,509
Deferred revenues	(322)	(240)
Operating lease obligations	(100)	(91)
Other liabilities and accrued expenses	1,356	(1,871)
Net cash used in operating activities	(20,435)	(17,597)
Cash Flows from Investing Activities:
Purchase of software	-	(19)
Purchase of property and equipment	(161)	(202)
Net cash used in investing activities	(161)	(221)
Cash Flows from Financing Activities:
Net proceeds from recapitalization transaction	11,543	-
Net proceeds from issuance of common stock	24,800	23,129
Net proceeds from issuance of warrants	-	3,270
Net proceeds from warrant exercises	44	-
Lease liability payments	(6)	(8)
Net cash provided by financing activities	36,381	26,391

Effect of exchange rate changes on cash and cash equivalents	857	(1,191)
Change in cash and cash equivalents	16,642	7,382
Cash and cash equivalents at beginning of year	11,990	5,031
Cash and cash equivalents at end of year	$28,632	$12,413
Supplemental disclosures of non-cash investing and financing activities
Cash paid for interest	$115	$110

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 1 – NATURE OF THE BUSINESS

4D Pharma plc (the “Company”) and its subsidiary undertakings were established with the mission of leveraging the deep and varied interactions between the human body and the gut microbiome – the trillions of bacteria that colonize the human gastrointestinal tract – to develop an entirely novel class of drug: Live Biotherapeutics. The Company is focused on understanding how individual strains of bacteria function and how their interactions with the human host can be exploited to treat particular diseases, from cancer to asthma to conditions of the central nervous system.

The Company is incorporated in England and Wales and its operations are largely undertaken in Europe. The Company’s common stock are listed on the Alternative Investment Market of the London Stock Exchange (“AIM”) as “DDDD”. As of March 22, 2021, the Company’s common stock and warrants are also listed on Nasdaq (“LBPS” and “LBPSW”) through American Depositary Shares (“ADSs”) with each ADS representing 8 shares of common stock.

On March 22, 2021 the Company completed a recapitalization with Longevity Acquisition Corporation (NASDAQ: LOAC) a publicly-traded special purpose acquisition company (“SPAC”). Shareholders of LOAC received ADSs of the Company, and LOAC became a wholly-owned subsidiary of the Company. See Note 4 for further information.

Liquidity and capital resources

Since inception, the Company has incurred net losses and negative cash flows from operations. During the six months ended June 30, 2021, the Company incurred a net loss of $24.9 million and used $20.4 million of cash in operations. As of June 30, 2021, the Company had an accumulated deficit of $173.2 million. Management expects to incur additional operating losses in the future as the Company continues to further develop, seek regulatory approval for and, if approved, commence commercialization of its product candidates.

As of June 30, 2021, the Company’s cash and cash equivalents were $28.6 million. The Company expects that its existing cash and cash equivalents, including the cash received from the credit facility in July 2021 (see Note 15 for further information) will be sufficient to satisfy its working capital needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with our existing operations through the next 12 months following original date of the issuance of these consolidated financial statements. However, as of the date of this Form 6-K/A, we expect that our cash and cash equivalents will be sufficient to fund our operations into Q4 2022, which raises substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Certain elements of the Company’s operating plan to alleviate the conditions that raise substantial doubt are outside of the Company’s control and cannot be included in management’s evaluation under the requirements of Accounting Standards Codification (ASC) 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least twelve months from the date of the issuance of these restated condensed consolidated financial statements.

The Company has historically financed its operations primarily through the sale of common stock. The Company intends to raise additional capital through sales of common stock, but there can be no assurance that these funds will be available or that they are readily available at terms acceptable to the Company or in an amount sufficient to enable the Company to continue its development and commercialization of its products or sustain operations in the future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

Principals of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial reporting. These condensed consolidated statements are unaudited and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments and accruals) necessary to fairly present the results of the interim periods. The condensed consolidated balance sheet at December 31, 2020, has been derived from the audited consolidated financial statements at that date. Operating results and cash flows for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2021 or any other future period. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted in accordance with the rules and regulations for interim reporting of the SEC. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our report for the year ended December 31, 2020.

F-6

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Significant Accounting Policies

The significant accounting policies used in preparation of these condensed consolidated financial statements are disclosed in our annual financial statements for the year ended December 31, 2020. There have been no changes to the Company’s significant accounting policies during the six months ended June 30, 2021.

(b) Functional and Reporting Currency

The functional currency of the Company and its’ subsidiaries (other than the foreign subsidiaries mentioned below) is the Great Britain Pound Sterling (“GBP”). The operations of the two foreign subsidiaries are conducted in EUROs. Balances denominated in, or linked to, foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the statement of operations and comprehensive loss, the exchange rates applicable to the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses. Assets and liabilities of the two subsidiaries are translated from their functional currency to GBP at the balance sheet date exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation adjustments are reflected in the consolidated balance sheets as a component of accumulated other comprehensive income or loss.

The reporting currency for the Company and its’ subsidiaries is the United States dollar (“USD”) and these consolidated financial statements are presented in USD. Dollar amounts included herein are in thousands, except per share data. Stockholders’ equity is translated into USD from GBP at historical exchange rates. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenses are translated at the average exchange rates prevailing during the reporting period. Adjustments resulting from translating the financial statements into USD are recorded as a separate component of accumulated other comprehensive loss in stockholders’ equity.

(c) Use of estimates

The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these consolidated financial statements, the Company’s significant estimates include (1) goodwill impairment; (2) the estimated useful lives of intangible assets; (3) revenue recognition, in regards to the deferred revenues; (4) the inputs used in determining the fair value of equity-based awards; (5) the inputs used in determining the fair value of warrants and representative units; and (6) valuation allowance relating to the Company’s deferred tax assets.

(d) JOBS Act Accounting Election

The Company is an “emerging growth company” or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use the extended transition period for complying with any new or revised financial accounting standards.

F-7

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

(e) Fair value of financial instruments

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s financial instruments primarily consist of cash and cash equivalents, trade and other payables with initial maturity of up to 12 months. The estimated fair values of these financial instruments approximate their carrying values as presented, due to their short maturities.

The Company’s recurring fair value measurements at June 30, 2021 are as follows (as Restated):

	Fair Value as of June 30, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Derivative liability (Note 10)	$15,876	$-	$-	$15,876

The Company had no recurring fair value measurements at December 31, 2020.

(f) Deferred Recapitalization Costs

Specific incremental legal, accounting and other fees and costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of such an offering. As of December 31, 2020, there were $2,010 of recapitalization costs, primarily consisting of legal, accounting and printing fees, that were capitalized in assets on the consolidated balance sheet. Upon completion of the merger, these costs were charged against the gross proceeds recorded in stockholders’ equity. See Note 4 for further information on the recapitalization.

F-8

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

(g) Loss per share

Basic loss per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. Basic and diluted loss per common share is the same for all periods presented because all outstanding stock options and warrants are anti-dilutive.

At June 30, 2021 and 2020, the Company excluded the outstanding securities summarized below (shown as common stock equivalents), which entitle the holders thereof to acquire shares of common stock, from its calculation of loss per share, as their effect would have been anti-dilutive.

	June 30,
	2021	2020
Common stock warrants	45,690,488	22,000,000
Common stock units	384,000	-
Common stock options	417,088	925,589
Total	46,491,576	22,925,589

(h) Recent issued accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivative and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s own Equity. The pronouncement simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically, the ASU “simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP.” In addition, the ASU “removes certain settlement conditions that are required for equity contracts to qualify for it” and “simplifies the diluted earnings per share (EPS) calculations in certain areas.” The guidance is effective beginning after December 15, 2023 and early adoption is permitted. The Company does not currently engage in contracts covered by this guidance and does not believe it will have a material effect on the Company’s condensed consolidated financial statements, but could in the future.

(i) Subsequent Events

Management has evaluated subsequent events that have occurred through the date these financial statements were issued. There were no events that require adjustment to or disclosure in the Company’s financial statements, except as disclosed. See Note 15 for further information on subsequent events.

NOTE 3 – RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

The audit committee of the board of directors of the Company, determined, based on the recommendation of management, that the Company’s financial statements which were included in its Form 6-K for the six months ended June 30, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2021, should no longer be relied upon due to errors in such financial statements relating to the recording and reporting of derivative liabilities related to the warrants and units assumed in the recapitalization in March 2021, along with press releases, and investor communications describing the Company’s financial statements for such period should no longer be relied upon. The Company’s management identified error in reporting derivative liabilities during its procedures for the preparation of the Company’s financial statements for the year ended December 31, 2021.

According to ASC 815-40-15-71, equity-linked financial instruments issued with a strike price denominated in a currency different than the Company’s functional currency incurs an exposure to changes in currency exchange rates and thus cannot be considered to be indexed to the Company’s own stock. The determination of whether an equity-linked financial instrument is indexed to the Company’s own stock is not affected by the currency in which the underlying shares are traded. The warrants and units assumed in the recapitalization transaction, as discussed in Note 4, have a strike price denominated in USD and the Company’s functional currency is GBP. In its original reporting, the Company had concluded that two issuances of warrants (private warrants and backstop warrants) in the recapitalization were derivatives and needed be recorded as liabilities, but the Company had also concluded that the issuances of public warrants and the representative units were indexed to its own stock and were equity based. The Company corrected this error in reporting to show the public warrants and the representative units as derivative liabilities.

As a result of the restatement which was due to the error in recording derivative liabilities, the Company is reporting herein net loss for the six months ended June 30, 2021 which is $5,800, greater than the net loss reported in the Original Form 6-K. The derivative liabilities error did not affect reported revenue or total operating cash flows for the six months ended June 30, 2021.

June 30, 2021 Restatement

Impact on Unaudited Consolidated Balance Sheet

The effect of the Restatement described above on the accompanying unaudited consolidated balance sheet as of June 30, 2021 is as follows:

	As Previously Reported	Derivative liability error	As Restated

Total Assets	$66,458	$-	$66,458

Warrant liability	$10,109	5,767	15,876
Total Liabilities	21,037	5,767	26,804

Stockholders’ equity:
Common stock	646	-	646
Additional paid in capital	235,638	-	235,638
Accumulated other comprehensive loss	(23,499)	33	(23,466)
Accumulated deficit	(167,364)	(5,800)	(173,164)
Total stockholders’ equity	45,421	(5,767)	39,654
Total liabilities and stockholders’ equity	$66,458	$-	$66,458

F-9

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Impact on Unaudited Consolidated Statement of Operations and Comprehensive Loss

The effect of the Restatement described above on the accompanying unaudited consolidated statement of operations and comprehensive loss for the six months ended June 30, 2021 is as follows:

	As Previously Reported	Derivative liability error	As Restated

Revenues	$321	$-	$321

Total operating expenses	19,229	-	19,229
Loss from operations	(18,908)	-	(18,908)

Other income (expense), net
Interest income	3	-	3
Interest expense	(1)	-	(1)
Other income	2,162	-	2,162
Loss on issuance of securities in recapitalization transaction	(6,905)	(11,003)	(17,908)
Change in fair value of warrant liability	4,531	5,203	9,734
Total other income (expense), net	(210)	(5,800)	(6,010)
Net loss before income taxes	(19,118)	(5,800)	(24,918)
Income tax	(11)	-	(11)
Net loss	(19,129)	(5,800)	(24,929)
Other comprehensive income (loss):
Foreign currency translation adjustment	650	33	683
Comprehensive loss	$(18,479)	$(5,767)	$(24,246)

Net loss per common share, basic and diluted	$(0.12)	$(0.04)	$(0.16)
Weighted-average number of common shares used in computing basic and diluted net loss per common share	158,566,442		158,566,442

Cumulative Effect of Prior Period Adjustments

The following table presents the impact of the Restatement on the Company’s shareholders’ deficit as of June 30, 2021 (as restated):

	Shares	Amount	Capital	Loss	Deficit	Equity
	Common stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Equity
Balance, June 30, 2021 (as previously reported)	180,300,967	$646	$235,638	$(23,499)	$(167,364)	$45,421

Derivative liability error	-	-	-	33	(5,800)	(5,767)

Balance, June 30, 2021 (As Restated)	180,300,967	$646	$235,638	$(23,466)	$(173,164)	$39,654

F-10

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Impact on Unaudited Consolidated Statement of Cash Flows

The effect of the Restatement described above on the accompanying unaudited consolidated statement of cash flows for the six months ended June 30, 2021 is as follows:

	As Previously Reported	Derivative liability error	As Restated

Cash Flows from Operating Activities:
Net loss	$(19,129)	$(5,800)	$(24,929)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	727	-	727
Stock based compensation	85	-	85
Loss on issuance of securities in recapitalization transaction	6,905	11,003	17,908
Change in fair value of derivative liability	(4,531)	(5,203)	(9,734)
Other non-cash expenses	73	-	73
Changes in assets and liabilities (summary)	(4,565)	-	(4,565)
Net cash used in operating activities	(20,435)	-	(20,435)

Net cash used in investing activities	(161)	-	(161)

Net cash provided by financing activities	36,381	-	36,381

Effect of exchange rate changes on cash and cash equivalents	857	-	857
Change in cash and cash equivalents	16,642	-	16,642
Cash and cash equivalents at beginning of year	11,990	-	11,990
Cash and cash equivalents at end of year	$28,632	$-	$28,632

NOTE 4 – RECAPITALIZATION AS RESTATED

On March 22, 2021, Longevity Acquisition Corp (“LOAC”) merged with and into 4D Pharma (BVI) Limited (“Merger Sub”), a new wholly owned subsidiary of the Company, with Merger Sub continuing as the surviving company. Each of LOAC’s common shares issued and outstanding prior to the effective time of the merger (excluding shares held by the Company and LOAC and dissenting shares, if any) were automatically converted into the right to receive certain per share merger consideration (as defined below), and each warrant to purchase LOAC’s ordinary shares and right to receive LOAC’s ordinary shares that were outstanding immediately prior to the effective time of the merger was assumed by the Company and automatically converted into a warrant to purchase common stock of the Company and a right to receive common stock of the Company, payable in Company ADSs, respectively. The per share merger consideration consisted of 7.5315 common shares of the Company, payable in Company ADSs (each ADS representing 8 ordinary shares), for each issued and outstanding ordinary shares of LOAC. LOAC had cash and cash equivalents of $11.5 million at the time of the merger after paying all of its debtors.

F-11

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Management concluded the Merger is a recapitalization through an asset acquisition and not a business combination as LOAC does not meet the definition of a business pursuant to ASC 805. According to the guidance in ASC 805, the Company obtained control as a result of the transaction. Specifically, Company obtained control as: (i) it owns 100% of the issued and outstanding shares of LOAC; (ii) LOAC merged with and into a wholly-owned subsidiary of the Company, the separate existence of LOAC ceased, and the wholly-owned subsidiary of the Company is the surviving company; and (iii) the Company’s board of directors and officers prior to the effective time are the initial board of directors and officers of the Company following the effective time. The Company was the accounting acquirer and issued equity in exchange for the net assets of LOAC. No goodwill or intangible assets will be recorded in this transaction.

The Company received gross net assets of $11,543 before issuance costs of $16,683, including the fair value of the Backstop Warrants issued. See below for further discussion on the Backstop Warrants. The recapitalization included several securities as follows:

●	31,048,192 shares to LOAC shareholders and associated investors.

●	4,000,000 Public warrants, with a 5-year term, exercisable into 15,063,000 common shares of the Company at $1.53 per share

●	320,000 private warrants, with a 5-year term, exercisable into 1,205,040 common shares of the Company at $1.53 per share

●	240,000 representative (LOAC advisor) units, which are exercisable until August 28, 2023, exercisable at $11.50 per unit or $1.39 per common share of the Company. Each unit can be exercised for both 8.28465 common shares, exercising into 1,988,316 common shares of the Company and a warrant to purchase 3.76575 common shares at an exercise price of $1.53 per common share into 903,870 common shares of the Company. Each warrant granted on exercise of the representative unit would convert to a public warrant and would carry the same rights and remaining term as the issued Public warrants.

The accounting for concurrent securities offerings is highly complex and required significant analysis and judgment in the application of the appropriate accounting guidance. The Company evaluated the public and private warrants as well as the representative units and determined if each security should be equity-classified or liability-classified instruments. All of these warrants and the representative units contain provisions that are not an input to the fair value of an options, thus they are not indexed to the Company’s own stock. The Company determined that these warrants and the representative units should be classified as non-current derivative liabilities recognized at their inception date fair value. The resulting aggregate issuance date fair value on these warrants and representative units’ issuance date was determined to be $12,593. See note 10 for further information on the derivative liabilities.

Concurrent with the merger, the Company issued 7,530,000 warrants to certain investors as part of the Backstop agreement (“Backstop Warrants”). These warrants are exercisable into 7,530,000 common shares of the Company at $0.0034 per share. These warrants are only exercisable, on a rateable basis, for a 60-day period after the number of warrants exercised in the preceding month has been confirmed. The Backstop Warrants were not part of the consideration transferred in the recapitalization, rather they were a direct and incremental cost incurred by the Company, as such, the value of the backstop warrants is included in the transaction costs.

The Company evaluated the Backstop Warrants to determine if they should be equity-classified or liability-classified instruments and determined that the Backstop Warrants contain a contingency which could result in the modification of the exercise price, thus they are not eligible for an exception from derivative accounting. The Company determined that the Backstop Warrants should be classified as non-current warrant liabilities recognized at their inception date fair value. The resulting aggregate issuance date fair value on the Backstop Warrants issuance date was determined to be $12,854.

F-12

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The proceeds of the recapitalization were first allocated to the warrants and representative units based on their full fair value. The remaining proceeds from recapitalization were less than the total transaction costs, including the fair value of the Backstop Warrants, so a loss on the recapitalization transaction was recorded to other income (expense) in the Company’s unaudited consolidated statement of operations and comprehensive loss for the six months ended June 30, 2021 of $17,908. No allocation of residual recapitalization proceeds remained to be allocated to the common shares issued in the recapitalization.

NOTE 5 – PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	June 30, 2021	December 31, 2020
Vendor prepayments	$614	$4
Prepaid insurance	1,672	58
Prepaid patent expense	676	529
Prepaid research	785	1,443
Other prepayments	366	360
VAT receivables	885	1,263
Other assets – goods to be consumed in R&D activities	420	398
	$5,418	$4,055

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following:

	June 30, 2021	December 31, 2020

Property and machinery	$8,266	$8,728
Fixtures, fittings and office equipment	292	294
Land and buildings	1,680	1,674
Total cost	10,238	10,696
Accumulated depreciation	(5,705)	(5,614)
Total property and equipment, net	$4,533	$5,082

Depreciation and related amortization expense was $625 and $645 for the six months ended June 30, 2021 and 2020, respectively. During the six months ended June 30, 2021, the Company disposed of gross property and equipment of $426, net of accumulated depreciation of $370, for a net loss of $56.

NOTE 7 – GOODWILL AND INTANGIBLE ASSETS

Goodwill:

Balance at January 1, 2020	$12,651
Translation differences	838
Balance at December 31, 2020	13,489
Translation differences	(100)
Balance at June 30, 2021	$13,389

F-13

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Intangible assets, net, consisted of the following:

	June 30, 2021
	Software	Patents	Intellectual Property	Total
Gross amount beginning of period	$400	$1,477	$6,158	$8,035
Additions	-	-	-	-
Translation differences	5	15	62	82
Gross amount end of period	405	1,492	6,220	8,117

Disposals	(1)	-	-	(1)
Accumulated amortization	(360)	(1,492)	-	(1,852)
Net book value	$44	$-	$6,220	$6,264

	December 31, 2020
	Software	Patents	Intellectual Property	Total
Gross amount beginning of period	$365	$1,418	$5,910	$7,693
Additions	18	-	-	18
Translation differences	16	59	248	323
Gross amount end of period	400	1,477	6,158	8,035

Accumulated amortization	(339)	(1,393)	-	(1,732)
Net book value	$61	$84	$6,158	$6,303

Estimated amortization expense for each of the next five years is:

Year
Remaining 2021	$18
2022	22
2023	2
2024	1
2025	1
Total	$44

Amortization expense was $103 and $139 for the six months ended June 30, 2021 and 2020, respectively.

At the acquisition dates goodwill amounted to $13.3 million, intellectual property amounted to $6.1 million and patent rights amounted to $1.5 million for the acquisitions of 4D Pharma Research Limited (2015), 4D Pharma Leon S.L.U. (2016) and 4D Pharma Cork Limited (formerly Tucana Health Limited) (2016) and The Microbiota Company Limited (2014). These entities together provide the necessary facilities and resources to enable the Company to successfully research, manufacture, gain approval for and commercialise Live Biotherapeutic products.

F-14

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

NOTE 8 – RESEARCH AND DEVELOPMENT TAX CREDIT RECEIVABLES

For companies with research and development expenses, the UK government provides a notifiable state aid in the form of an enhanced research and development deduction to Corporation tax, The Company has elected to take the enhanced deduction as a cash payment rather than carry the costs as a deduction against future taxable income. The Irish government has a similar program for qualifying research and development expenses. Under the Irish program, the Company is entitled to receive a rebate up to a maximum of the employment taxes paid, which is reimbursed over a period of three years from the balance sheet date. Research and development tax credit receivables consisted of the following:

	June 30, 2021	December 31, 2020
UK research and development tax credits	$6,723	$4,315
Irish research and development tax credits	485	453
Translation differences	(12)	273
Total	7,196	5,041
Less: current portion	(6,948)	(4,799)
Research and development tax credits receivable, net	$248	$242

For the six months ended June 30, 2021 and 2020, the Company has recorded other income of $2,126 and $2,478, respectively for the research and development tax credits.

NOTE 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABLITIES

Accrued expenses and other current liabilities consisted of the following:

	June 30, 2021	December 31, 2020
Clinical trials accrued expenses	$3,936	$231
Patents and other research accruals	83	302
Payroll expenses	196	149
Building and office expenses	373	337
Professional and consultants’ expenses	455	839
Tax expenses	291	305
Deferred grant income	57	82
Short-term finance lease	-	5
Other accrued expenses	349	307
	$5,740	$2,557

NOTE 10 – DERIVATIVES

The Company evaluated the public and private warrants as well as the Backstop Warrants and the representative units as either equity-classified or liability-classified instruments based on an assessment of the warrants and representative units’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants and representative units are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants and representative units meet all of the requirements for equity classification under ASC 815, including whether the warrants and representative units are indexed to the Company’s own common stock, among other conditions for equity classification. Pursuant to such evaluation, the Company further evaluated the public and private warrants, the backstop warrants and the representative units under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, and concluded that the warrants and representative units do not meet the criteria to be classified in stockholders’ equity.

F-15

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Backstop Warrants issued as a result of the merger transaction include provisions such that the exercisability of the warrants is contingent on the exercise of the public warrants assumed in the merger transaction. Since this contingency could result in the modification of the exercise price, thus the warrants are not eligible for an exception from derivative accounting. Accordingly, the Company has recorded the Backstop Warrants as a liability at fair value, with subsequent changes in their fair values recognized in the statements of operations and comprehensive loss at each reporting date. The Company measured the fair value of these Backstop Warrants as of June 30, 2021, and recorded other income of $3,919 resulting from the decrease of the liability associated with the fair value of the Backstop Warrants for the six months ended June 30, 2021. The Company computed the value of the Backstop Warrants using the Monte Carlo method.

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s Backstop Warrant liabilities that are categorized within Level 3 of the fair value hierarchy as of June 30, 2021 and March 22, 2021 is as follows:

	June 30, 2021	March 22, 2021

Number of shares underlying the warrants	7,530,000	7,530,000
Stock price	$1.36	$1.93
Volatility	85.0%	85.0%
Risk-free interest rate	0.87%	0.87%
Expected dividend yield	0%	0%
Expected warrant life	4.73 years	5 years

The private warrants assumed in the merger transaction include provisions that provide for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Since the holder is not an input to the fair value of an option under ASC 815, and thus the warrants are not indexed to the Company’s own stock and not eligible for an exception from derivative accounting. Accordingly, the Company has recorded the private warrants as a liability at fair value, with subsequent changes in their fair values recognized in the statements of operations and comprehensive loss at each reporting date. The Company measured the fair value of these assumed private warrants as of June 30, 2021, and recorded other income of $612 resulting from the decrease of the liability associated with the fair value of the warrants for the six months ended June 30, 2021. The Company computed the value of the assumed private warrants using the Black-Scholes method.

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s assumed private warrant liability that are categorized within Level 3 of the fair value hierarchy as of June 30, 2021 and March 22, 2021 is as follows:

	June 30, 2021	March 22, 2021

Number of shares underlying the warrants	1,205,040	1,205,040
Stock price	$1.36	$1.93
Volatility	92.2%	90.2%
Risk-free interest rate	0.82%	0.86%
Expected dividend yield	0%	0%
Expected warrant life	4.73 years	5 years

The public warrants and the representative units are not indexed to the Company’s stock since the Company’s functional currency is GBP. According to ASC 815, equity-linked financial instruments issued with a strike price denominated in a currency different than the Company’s functional currency incurs an exposure to changes in currency exchange rates and thus cannot be considered to be indexed to the Company’s own stock. The determination of whether an equity-linked financial instrument is indexed to the Company’s own stock is not affected the currency in which the underlying shares are traded. All of the warrants and units assumed in the recapitalization transaction, as discussed in Note 4, have a strike price denominated in USD and the Company’s functional currency is GBP. The private warrants were already determined to be liabilities and are discussed above. The Company measured the fair value of the public warrants and the representative units as of June 30, 2021, and recorded other income of $5,202 resulting from the decrease of the liability associated with the fair value of the warrants and units for the six months ended June 30, 2021. The Company used the value per share for the public warrants based on the Nasdaq value for the date of the financial statements. The value of the public warrants was $0.98 and $1.96 as of June 30, 2021 and March 22, 2021, respectively. The Company measured the fair value of the representative units in two portions, the underlying common shares and underlying warrants. Since the warrants embedded in the representative units have the same characteristics of the public warrants, the Company computed the value of these warrants using the same value as the public warrants. The Company computed the value of the common shares underlying the representative warrants using the Black-Scholes method.

A summary of quantitative information with respect to the valuation methodology and significant unobservable inputs used for the Company’s assumed representative units liability (common shares portion) that are categorized within Level 3 of the fair value hierarchy as of June 30, 2021 and March 22, 2021 is as follows:

	June 30, 2021	March 22, 2021

Number of shares underlying the warrants	1,988,316	1,988,316
Stock price	$0.98	$1.40
Volatility	111.43%	113.40%
Risk-free interest rate	0.28%	0.23%
Expected dividend yield	0%	0%
Expected warrant life	2.16 years	2.44 years

Recurring Level 3 Activity and Reconciliation

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3). The table reflects gains and losses for the six months ended June 30, 2021, for all financial liabilities categorized as Level 3 as of June 30, 2021.

F-16

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3):

Derivatives	December 31, 2020	Initial Measurements	Decrease in Fair Value	Translation differences	June 30, 2021

Backstop Warrants	$-	$12,854	$(3,919)	$77	$9,012
Private warrants	-	1,698	(612)	11	1,097
Public warrants	-	7,680	(3,825)	54	3,909
Representative units	-	3,215	(1,378)	21	1,858
Total	$-	$25,447	$(9,734)	$163	$15,876

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Operating Lease obligations

Effective January 1, 2019, the Company adopted new guidance for the accounting and reporting of leases. The Company has two real estate leases classified as operating leases (one on Spain and one in the UK). No additional leases were entered into during the periods.

The UK lease was for our head office in Leeds, England. The premises comprise office space and parking and are for a ten-year term which commenced in May 2017. A tenant lease break clause is available in May 2022 which has not been included in the lease calculations as there is no indication that this would be executed. Lease escalation costs have been included on a fixed rate basis as a practical expedient. The lease includes a provision to return the premises to their original condition on exit, as such an asset retirement obligation has been included in other liabilities of $181 at June 30, 2021 and $165 at December 31, 2020.

The Spanish lease relates to our manufacturing premises in Leon, Spain. The agreement is for a ten-year term which commenced in April 2016 and includes a tenant lease break clause that can be executed after providing six months’ written notice at any point five years from the commencement date, again this break clause has not been included in the lease value as there is no evidence that this will be executed. Lease escalation costs have also been included on a fixed rate basis as a practical expedient. The lease includes the requirement to make certain repairs and as such an asset retirement obligation has been included in other liabilities at $40 at June 30, 2021 and $38 at December 31, 2020.

Operating lease cost, with a weighted average discount rate of 13.6%, was $168 and $34 for the six months ended June 30, 2021 and 2020, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $160 and $146 for the six months ended June 30, 2021 and 2020, respectively. The weighted average remaining lease term is 5.5 years as of June 30, 2021. Short term lease cost was $91 and $86 for the six months ended June 30, 2021 and 2020, respectively. Cash paid for short term leases was $122 and $47 for the six months ended June 30, 2021 and 2020, respectively.

The following table summarizes the Company’s operating lease maturities as of June 30, 2021:

Amount
Remaining 2021	$159
2022	319
2022	335
2024	337
2025	339
2026	240
Thereafter	24
Total remaining lease payments	1,753
Less: Imputed interest	(668)
Total lease liabilities	$1,085

F-17

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Other commitments

We enter into contracts in the normal course of business with Contract Research Organizations, Contract Manufacturing Organizations, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon prior written notice although, purchase orders for clinical materials are generally non-cancellable. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancellable obligations of our service providers, up to the date of cancellation or upon completion of a manufacturing run. These payments where these costs are material they have been included based on assumptions regarding those that are reasonably likely to be incurred.

COVID-19

In 2020, the global COVID-19 pandemic hit the United States and UK affecting almost all aspects of the global economy, the pharmaceutical industry and the Company included. The Company’s operations and financial results have already been adversely impacted by the COVID-19 pandemic in the United Kingdom, United States and the rest of the world. Enrolment of patients in the clinical trials and maintaining patients in the ongoing clinical trials were delayed or limited to lesser or greater extent as the Company’s clinical trial sites limited their onsite staff, temporarily closed or adjusted the way they worked during the COVID-19 pandemic. As a result of measures imposed by the governments in affected regions, many commercial activities, businesses and schools have been suspended as part of quarantines and other measures intended to contain this pandemic. These factors resulting from COVID-19 remain ongoing and other unforeseen pandemics could have similar or worse consequences, delaying the anticipated readouts from our clinical trials and our regulatory submissions. Additionally, certain third parties with whom we engage, including our collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business were often and can be similarly affected, adjusting their operations and assessing their capacity in light of the COVID-19 and other pandemics. While the extent of the impact of the current COVID-19 pandemic on the Company’s future business and financial results continues to carry uncertainty, the effect of a continued and prolonged public health crisis from further significant mutations to COVID-19 or other pandemics could have a material negative impact on the Company’s business, financial condition and operating results.

NOTE 12 – STOCKHOLDERS’ EQUITY

Common stock

On July 8, 2020, the Company raised £7.7 million ($9.7 million) (£7.1 million ($9.0 million) net of transaction costs) through the issuance of 21,898,400 shares of common stock at a share price of 35 pence ($0.44) per share.

On February 18, 2020 the Company raised £22 million ($28.6 million) (£20.9 million ($27.2 million) net of transaction costs) through the issuance of 44 million common stock at a share price of 50 pence ($0.65) per share. A warrant was also issued on the basis of one share for every two common shares issued and have an exercise price of 100 pence ($1.37) per share and is exercisable for five years from the date of issuance.

On March 22, 2021 the Company completed its recapitalization with LOAC and received $11.5 million ($7.7 million net of transaction costs) through the issuance of 31 million shares of common stock at £1.10 ($1.51) per share. Additionally, the Company also issued 4.3 million warrants to purchase 16.3 million shares of common stock at £1.10 ($1.51) per common share and assumed 240,000 units to purchase the Company’s common stock and warrants.

On March 22, 2021, concurrently with the merger of LOAC, the Company raised $25.0 million ($23.0 million net of transaction costs) through the issuance of 16.4 million common stock at a share price of £1.10 ($1.51) per share.

On April 15, 2021, following filing of our Annual Report on Form 20-F, the Directors who were unable to participate in the March 2021 financing, purchased 1.3 million shares of common stock, at the same terms as the March 2021 financing, for a total of approximately £1.4 million ($2.0 million).

F-18

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Units

On March 22, 2021, as part of the recapitalization with LOAC, the Company issued 240,000 units. Each unit is for 8.28465 common shares and a warrant to purchase 3.76575 common share at a price of $1.39 per common share. The units are exercisable at $11.50 per unit and expire on August 28, 2023. The relative fair value of the units assumed of $3,215 was allocated from the total net proceeds of the merger on a relative basis to the common stock, warrants and units.

Warrants

On February 18, 2020, the Company issued 22 million warrants as part of the issuance of common stock. The warrants have an exercise price of 100 pence ($1.37) per share and are immediately exercisable for five years from the date of issuance. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that equity classification was appropriate. The relative fair value of the warrants issued of $3,270 was allocated from the total net proceeds of the common stock issuance on a relative basis to the common stock and warrants.

On March 22, 2021, the Company issued 4.0 million public warrants to purchase 15.1 million common shares as part of the LOAC recapitalization. The warrants have an exercise price of £1.10 ($1.53) per common share and are immediately exercisable for five years from the date of issuance. The warrants were evaluated under ASC Topic 480, “Distinguishing Liabilities from Equity” and ASC Topic 815, “Derivatives and Hedging”, and the Company determined that liability classification was appropriate. The relative fair value of the warrants assumed of $1,037 was allocated from the total net proceeds of the merger on a relative basis to the common stock, warrants and units.

The following table summarizes the common stock warrant activity for the six months ended June 30, 2021:

Balance at January 1, 2021	21,924,307
Issuances	11,850,000
Exercises	(31,859)
Balance at June 30, 2021	33,742,448

Options

The Company has a long-term incentive plan, the 4D Pharma plc 2015 Long Term Incentive Plan (the “Plan”) which was established in 2015, and expires in ten years. The Plan limits the number of shares issued under the scheme on a cumulative basis to no more than 10% of the issued common stock of the Company. The number of shares available for issuance as of June 30, 2021 was 17,613,009. As of June 30, 2021, the Company had options to purchase 417,088 shares of common stock outstanding with a weighted-average exercise price of $0.0034. As of June 30, 2021, options to purchase 166,667 shares are vested and exercisable.

Stock-based compensation expense for the six months ended June 30, 2021 and 2020 was $85 and $139, respectively. As of June 30, 2021, total unrecognized stock-based compensation expense relating to unvested stock options was $67. This amount is expected to be recognized over a weighted-average period of 0.95 years.

NOTE 13 – REVENUE

In October 2019, the Company entered into a research collaboration and option agreement with MSD (Merck Sharp & Dohme Corp.) (“the MSD Agreement”). The MSD Agreement is for the use of the Company’s MicroRx discovery platform to discover, design and develop mucosal vaccines candidates derived from selected 4D Live Biotherapeutics (“LBP”), when used in conjunction with selected antigens from MSD in up to three indications. The MSD Agreement covers the grant of a non-exclusive, non-transferable, sublicensable license under Company patent rights and know-how to perform MSD’s activities under the research program and work plan. The MSD Agreement also specifies the Company’s obligation to conduct research and development activities during the three-year research program term. A joint research committee will direct the research program and its activities are indistinguishable from the research services being provided.

F-19

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The non-exclusive license is considered of limited value without the Company’s development activities during the research term. As such, the license is not capable of being distinct until after successful identification of candidates, grant of an exclusive license, clinical development and regulatory approval and alone do not have standalone functionality to MSD. On analyses of market deal terms, Management determined that analyzed collectively, the option payments for exclusive licenses are at market for a development and commercialization license on a pre-clinical mucosal vaccine candidate and do not represent options that provide a material right to MSD and therefore do not give rise to a performance obligation in the contract.

Under the MSD Agreement, the Company received a non-refundable, upfront payment, of $2.5 million, a $5 million equity investment, and is eligible to receive up to $347.5 million per indication in option exercise fees and in development, regulatory and sales milestone payments, ranging from low seven figures to high eight figures, plus royalties on sales of any licensed product deriving from the collaboration. Such royalty rates range from low- to high-single digit royalties. The option payments for exclusive license and achievement and timing of the milestones depend on the success of identifying candidates, development, approval and sales progress, if any, of vaccines in the future.

The Company has initially estimated a total transaction price of $2.5 million, consisting of the fixed upfront payment determined to be the single bundled performance obligation consisting of the non-exclusive license, research and development services and governance activities. Upon execution of the MSD Agreement and as of June 30, 2021, variable consideration consisting of exclusive option license payments and milestone payments has been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company has allocated the transaction price entirely to the single bundled performance obligation and recorded the $2.5 million initially as deferred revenue and will recognize revenue over the period the research and development services are provided using an input method as a measure of progress towards completion of the performance obligation according to actual research and development costs and labor effort incurred compared to the estimated total research and development costs and labor effort, to estimate progress toward satisfaction of the performance obligation, and will remeasure its progress towards completion of the performance obligation at the end of each reporting period. For the six months ended June 30, 2021 and 2020, the Company recognized $321 and $239, respectively, in collaboration revenues. Associated development costs and labor effort of $848 and $278 are included within research and development costs in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2021 and 2020, respectively.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as a current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2021, the Company has $1,141 as current deferred revenues and $180 as long-term deferred revenues. As of December 31, 2020, the Company had $1,318 as current deferred revenues and $306 as long term deferred revenues.

NOTE 14 – RELATED PARTY TRANSACTIONS

One of the Company’s directors, Antonio Fernandez is also a director of Biomar Microbial Technologies (“Biomar”), which charged rent and building service costs to the Company of $72 and $67 for the six months ended June 30, 2021 and 2020, respectively. The Company charged Biomar $25 and $16 for services for the six months ended June 30, 2021 and 2020, respectively. As of June 30, 2021 the Company owed Biomar $44 and $17 was due to the Company from Biomar for outstanding invoices and $354 was due to Biomar for the remaining lease payments on the premises. There were no balances owed to Biomar or due from Biomar as of June 30, 2020 and the remaining lease liabilities for the premises were $367.

F-20

4D PHARMA PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

MSD purchased 7,661,000 shares of the Company’s common stock in February 2020 and 654,023 shares of the Company’s common stock in March 2021 and currently holds 4.6% of the Company’s total outstanding common stock. The Company entered into the MSD Agreement with MSD in October 2019, the MSD Agreement. See Note 13 for further information regarding this agreement. Additionally, the Company also an ongoing trail evaluating the combination of KEYTRUDA (pembrolizumab) in combination with MRx-0518 in patients with solid tumours who progresses on prior PD-1 inhibitor therapy. Under the terms of the agreement MSD will provide KEYTRUDA free of charge to the trial.

NOTE 15 – SUBSEQUENT EVENTS

On July 29, 2021, the Company entered into a Loan and Security Agreement (the “Loan Agreement”), by and between the Company, as borrower, the subsidiaries of the Company party thereto as co-borrowers, the lenders party thereto (the “Lenders”) and Oxford Finance Luxembourg S.À R.L, as collateral agent for the Lenders (the “Collateral Agent”). The Loan Agreement provides for a term loan facility maturing on July 1, 2026 in an aggregate principal amount of up to $30.0 million. $12.5 million of such term loan was available and borrowed on the closing date. $7.5 million of such term loan is available upon the achievement of certain milestones. The remaining $10 million of such term loan is uncommitted and available at the discretion of the Lenders. The proceeds of the term loans may be used for general corporate purposes.

The term loans accrue interest at a per annum rate equal to the sum of (i) the greater of (A) the 30 day U.S. Dollar LIBOR reported in The Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue and (B) 0.10% and (ii) 8.15%. From the closing date through July 31, 2021, the interest rate was set at 8.25%. The term loans are interest only through September 1, 2023 or, subject to the achievement of certain milestones, September 1, 2024.

The Company will be required to make a final payment fee of 6.00% or, if the interest only period is extended following the achievement of certain milestones, 6.50%, of the amount of the term loan drawn. The final payment fee is payable on the earlier of (i) the prepayment of the term loan, (ii) the acceleration of the term loan, or (iii) the maturity date. At the Company’s option, the Company may elect to prepay the loans subject to a prepayment fee equal to the following percentage of the principal amount being prepaid: 3% if a term loan is prepaid during the first 12 months following the date of borrowing, 2% if a term loan is prepaid after 12 months but prior to 24 months following the date of borrowing, and 1% if a term loan is prepaid any time after 24 months following the borrowing date but prior to the maturity date.

The Company’s obligations under the Loan Agreement are secured by substantially all of the assets of the Company and certain of its subsidiaries formed in Scotland, Ireland and the State of Delaware, United States.

The Loan Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, incur debt, grant liens, make acquisitions, undertake changes in control, make investments, make certain dividends or distributions, repurchase stock, dispose of assets, and enter into transactions with affiliates, in each case, subject to limitations and exceptions set forth in the Loan Agreement. Subject to the satisfaction of certain equity raise conditions, the Company is also required to maintain compliance with a minimum liquidity covenant.

The Loan Agreement also contains customary events of default that include, among other things, certain payment defaults, covenant defaults, a material adverse change default, insolvency and bankruptcy defaults, cross defaults to other agreements, inaccuracy of representations and warranties defaults, a delisting default and government approvals defaults. If an event of default exists, the Lender may require immediate payment of all obligations under the Loan Agreement and may exercise certain other rights and remedies provided for under the Loan Agreement, the other loan documents and applicable law. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Loan Agreement at a per annum rate equal to 5.00% above the applicable interest rate.

In addition, in connection with the Loan Agreement, the Company issued the Lenders warrants to purchase 212,568 of the Company’s ordinary shares at an exercise price of $1.18 per share (the “Initial Warrants”). The Initial Warrants will be exercisable for 5 years from the date of issuance. Additionally, on the closing date, pursuant to the terms of a letter agreement among the Company, the Collateral Agent and the Lenders, the Company agreed to issue to the Lenders, on each date the Company draws additional term loans and in accordance with each Lender’s pro rata share of such additional term loans, one or more warrants (the “Additional Warrants”) to purchase an aggregate number of the Company’s ordinary shares that is equal to 2.00% of the aggregate amount of such additional term loans funded. The Additional Warrants will have a per share price equal to the lower of (i) the closing price for an ordinary share of the Company on the last trading day prior to the funding date of such term loan or (ii) the trailing 10-day average closing price of an ordinary share of the Company for the ten trading days immediately prior to the funding date of the additional term loan. The Additional Warrants will otherwise have terms that are substantially similar to the Initial Warrants, including being exercisable for a term of 5 years.

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